Exhibit 1

ASX Release 17 February 2023 Pillar 3 Report as at 31 December 2022 Westpac Banking Corporation (“Westpac”) today provides the attached Pillar 3 Report (December 2022). For further information: Hayden Cooper Justin McCarthy Group Head of Media Relations General Manager Investor Relations 0402 393 619 0422 800 321 This document has been authorised for release by Tim Hartin, Company Secretary. Level 18, 275 Kent Street Sydney, NSW, 2000

DECEMBER 2022 INCORPORATING THE REQUIREMENTS OF APS330 WESTPAC BANKING CORPORATION ABN 33 007 457 141 Pillar 3 Report

Pillar 3 report Table of contents 2 | Westpac Group December 2022 Pillar 3 Report Structure of Pillar 3 report Executive summary 3 Introduction 5 Group structure 6 Capital overview 8 Leverage ratio 12 Credit risk exposures 13 Securitisation 17 Liquidity coverage ratio 20 Appendix Appendix I | APS330 Quantitative requirements 21 Disclosure regarding forward-looking statements 22 In this report references to ‘Westpac’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities (unless the context indicates otherwise). In this report, unless otherwise stated or the context otherwise requires, references to ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars. Any discrepancies between totals and sums of components in tables contained in this report are due to rounding. In this report, unless otherwise stated, disclosures reflect the Australian Prudential Regulation Authority’s (APRA) implementation of Basel III. Information contained in or accessible through the websites mentioned in this report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

Pillar 3 report
Executive summary

Key capital ratios

%	31 December 2022	30 September 2022	31 December 2021
Level 2 Regulatory capital structure			
Common equity Tier 1 capital ratio	11.13	11.29	12.20
Additional Tier 1 capital ratio	2.07	2.10	2.17
Tier 1 capital ratio	13.20	13.39	14.37
Tier 2 capital ratio	4.90	5.01	4.83
Total regulatory capital ratio	18.10	18.40	19.20
APRA leverage ratio	5.51	5.61	5.80
Level 1 Common equity Tier 1 capital ratio	11.08	11.35	12.38

Westpac's Level 2 common equity Tier 1 (CET1) capital ratio was 11.13% at 31 December 2022. The CET1 capital ratio was lower than the CET1 capital ratio of 11.29% at 30 September 2022 due to payment of the 2022 final dividend net of the issue of shares under the dividend reinvestment plan (DRP), an increase in total Risk Weighted Assets (RWA) and higher deductions. These impacts were partly offset by the contribution of earnings over the quarter.

Loan losses over the quarter were $51 million and included the recovery of a previously written off loan of $40m within Corporates. Gross Corporate loan losses over the quarter were $3 million.

Risk Weighted Assets

$m	31 December 2022	30 September 2022	31 December 2021
Risk weighted assets at Level 2			
Credit risk	363,914	362,098	359,773
Market risk	10,626	9,290	9,202
Operational risk	56,945	59,063	56,214
Interest rate risk in the banking book	43,866	42,782	12,190
Other	5,092	4,387	5,032
Total RWA	480,443	477,620	442,411
Total Exposure at Default	1,228,791	1,214,041	1,184,113

Total RWA increased $2.8 billion or 0.6% over the quarter from both higher credit RWA and non-credit RWA.

Credit RWA increased by $1.8 billion and included:

- A $4.1 billion increase from higher lending across residential mortgages, specialised lending and corporates;
- A $1.6 billion increase from foreign currency translation impacts mostly from the depreciation of the A$ against the NZ$;
- A $2.8 billion decrease associated with derivative exposures (counterparty credit risk and mark-to-market related credit risk) primarily due to decreases in the mark-to-market value of derivatives from lower foreign currency translation effects; and
- A $1.1 billion decrease from improved credit quality mainly within Corporates and the impact of a revised rating model for business lending.

Non-credit RWA were $1.0 billion higher over the quarter. This was mainly from:

- A $1.3 billion increase in Market RWA from portfolio movements;
- A $1.1 billion increase in Interest Rate Risk in the Banking Book (IRRBB) RWA, mainly from the underlying portfolio which has impacted the repricing and yield curve risk component of the IRRBB calculation, while regulatory embedded loss was lower; and
- A $2.1 billion decrease in Operational RWA from APRA's revised annual Standardised Measurement Approach (SMA)[1]. This was mainly driven by lower operational losses.

[1] Westpac adopted the Standardised Measurement Approach to calculate operational risk capital from 1 January 2022. Under the revised standard operational risk is calculated annually based on annual audited financial statements resulting in a change from 30 September 2022.

Westpac GROUP
Westpac Group December 2022 Pillar 3 Report | 3

Pillar 3 report Executive summary 4 | Westpac Group December 2022 Pillar 3 Report Exposure at Default Exposure at default (EAD) increased $14.8 billion over the quarter including: A $10.0 billion increase in sovereign exposures, supporting liquidity management; A $8.7 billion increase from residential mortgages; A $2.6 billion increase from specialised lending; and A $6.8 billion decrease in corporate exposures mainly from a decrease in market-related off-balance sheet exposures. Leverage Ratio The leverage ratio represents the amount of Tier 1 capital relative to exposure1 .. At 31 December 2022, Westpac’s leverage ratio was 5.51%, down 10 basis points since 30 September 2022. The decrease in the leverage ratio reflected higher balance sheet exposures and lower Tier 1 capital as a result of payment of the 2022 final dividend. Liquidity Coverage Ratio (LCR) Westpac’s average LCR2 for the quarter ending 31 December 2022 rose to 139%, up from 132% as at 30 September 2022. The increase was mainly driven by the removal of the APRA net cash outflows overlay on 1 September 2022, partially offset by a decrease in Liquid assets. 1 As defined under Attachment D of APS110: Capital Adequacy. 2 Calculated as a simple average of the daily observations over the quarter.

Pillar 3 report Introduction Westpac Group December 2022 Pillar 3 Report | 5 Westpac Banking Corporation is an Authorised Deposit-taking Institution (ADI) subject to regulation by APRA. APRA has accredited Westpac to apply advanced models permitted by the Basel III global capital adequacy regime to the measurement of its regulatory capital requirements. Westpac uses the Advanced Internal Ratings-Based approach (Advanced IRB) for credit risk and the Standardised Measurement Approach (SMA) for operational risk. In accordance with APS330 Public Disclosure, financial institutions that have received the Advanced IRB accreditation, such as Westpac, are required to disclose prudential information about their risk management practices on a semi-annual basis. A subset of this information must be disclosed quarterly. In addition to this report, the regulatory disclosures section of the Westpac website1 contains the reporting requirements for: Capital instruments under Attachment B of APS330; and The identification of potential Global-Systemically Important Banks (G-SIB) under Attachment H of APS330 (disclosed annually). Capital instruments disclosures are updated when: A new capital instrument is issued that will form part of regulatory capital; or A capital instrument is redeemed, converted into CET1 capital, written off, or its terms and conditions are changed. 1 http://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/

Pillar 3 report Group structure 6 | Westpac Group December 2022 Pillar 3 Report APRA applies a tiered approach to measuring Westpac’s capital adequacy1 by assessing financial strength at three levels: Level 1, comprising Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licensed Entity’ (ELE) for the purposes of measuring capital adequacy; Level 2, the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation; and Level 3, the consolidation of Westpac Banking Corporation and all its subsidiary entities. Unless otherwise specified, all quantitative disclosures in this report refer to the prudential assessment of Westpac’s financial strength on a Level 2 basis2 .. The Westpac Group The following diagram shows the Level 3 conglomerate group and illustrates the different tiers of regulatory consolidation. Accounting consolidation3 The consolidated financial statements incorporate the assets and liabilities of all subsidiaries (including structured entities) controlled by Westpac. Westpac and its subsidiaries are referred to collectively as the ‘Group’. The effects of all transactions between entities in the Group are eliminated on consolidation. Control exists when the parent entity is exposed to, or has rights to, variable returns from its involvement with an entity, and has the ability to affect those returns through its power over that entity. Subsidiaries are fully consolidated from the date on which control commences and they are no longer consolidated from the date that control ceases. Group entities excluded from the regulatory consolidation at Level 2 Regulatory consolidation at Level 2 covers the global operations of Westpac and its subsidiary entities, including other controlled banking, securities and financial entities, except for those entities involved in the following business activities: insurance; acting as manager, responsible entity, approved trustee, trustee or similar role in relation to funds management; non-financial (commercial) operations; or special purpose entities to which assets have been transferred in accordance with the requirements of APS120 Securitisation. Retained earnings and equity investments in subsidiary entities excluded from the consolidation at Level 2 are deducted from capital, with the exception of securitisation special purpose entities. 1 APS110 Capital Adequacy outlines the overall framework adopted by APRA for the purpose of assessing the capital adequacy of an ADI. 2 Impaired assets and provisions held in Level 3 entities are excluded from the tables in this report. 3 Refer to Note 30 of Westpac’s 2022 Annual Report for further details. Level 1 Consolidation Level 2 Consolidation Level 3 Consolidation Regulatory non-consolidated subsidiaries Westpac New Zealand Ltd Other Westpac Level 2 subsidiaries Westpac Banking Corporation Westpac Level 1 subsidiaries

Pillar 3 report Group structure Westpac Group December 2022 Pillar 3 Report | 7 Subsidiary banking entities Westpac New Zealand Limited (WNZL), a wholly owned subsidiary entity, is a registered bank incorporated in New Zealand and regulated by the Reserve Bank of New Zealand (RBNZ). WNZL uses the Advanced IRB approach for credit risk and SMA for operational risk. Other subsidiary banking entities in the Group include Westpac Bank PNG-Limited and Westpac Europe Limited. For the purposes of determining Westpac’s capital adequacy subsidiary banking entities are consolidated at Level 2. Restrictions and major impediments on the transfer of funds or regulatory capital within the Group Minimum capital (‘thin capitalisation’) rules Tax legislation in most jurisdictions in which the Group operates prescribes minimum levels of capital that must be retained in that jurisdiction to avoid a portion of the interest costs incurred in the jurisdiction ceasing to be tax deductible. Capital for these purposes includes both contributed capital and non-distributed retained earnings. Westpac seeks to maintain sufficient capital/retained earnings in these entities to comply with these rules. Tax costs associated with repatriation Repatriation of retained earnings (and capital) may result in tax being payable in either the jurisdiction from which the repatriation occurs or Australia on receipt of the relevant amounts. This cost would reduce the amount actually repatriated. Intra-group exposure limits Exposures to related entities are managed within the prudential limits prescribed by APRA in APS222 Associations with Related Entities1 .. Westpac has an internal limit structure and approval process governing credit exposures to related entities. This limit structure and approval process, combined with APRA’s prudential limits, is designed to reduce the potential for unacceptable contagion risk. Prudential regulation of subsidiary entities On 23 March 2021, the RBNZ issued two notices to WNZL under section 95 of the Reserve Bank of New Zealand Act 1989 (NZ) requiring WNZL to supply two external reviews to the RBNZ (the Risk Governance Review and the Liquidity Review). These reviews only apply to WNZL and not to Westpac in Australia or its New Zealand branch. The Risk Governance Review related to the effectiveness of WNZL’s risk governance, with a focus on the role played by the WNZL Board. The Risk Governance Review was completed in November 2021. WNZL has a programme of work underway to address the issues raised. This is being overseen by the WNZL Board. The Liquidity Review related to the effectiveness of WNZL’s actions to improve liquidity risk management and the associated risk culture. The Liquidity Review was completed in May 2022. Recommendations for improvement arising from the review are being implemented as part of WNZL’s continuous improvement activity. From 31 March 2021, the RBNZ amended WNZL’s conditions of registration, requiring WNZL to discount the value of its liquid assets by approximately 14%. From 15 August 2022, the RBNZ reduced the overlay to approximately 7%, which at 31 December 2022 was NZ$1.7 billion. The overlay will remain in place until the RBNZ is satisfied that control assurance has been completed. 1 For the purposes of APS222, subsidiaries controlled by Westpac, other than subsidiaries that form part of the ELE, represent ‘related entities’. Prudential and internal limits apply to intra-group exposures between the ELE and related entities, both on an individual and aggregate basis.

Pillar 3 report Capital overview 8 | Westpac Group December 2022 Pillar 3 Report Capital management strategy Westpac evaluates its approach to capital management through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include: The development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans. The regulatory capital minimums in place at 31 December 2022 together with the capital conservation buffer (CCB) are the Total CET1 Requirement. The Total CET1 Requirement for Westpac is at least 8.0%, based on an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to D-SIBs1,2; Consideration of regulatory capital requirements and the perspectives of external stakeholders including rating agencies as well as equity and debt investors; and A stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios. On 1 January 2023, APRA’s revised capital framework, including updated prudential standards for capital adequacy and credit risk capital, became effective. As part of the revised framework, APRA has set a Total CET1 Requirement for D-SIBs of 10.25%. This requirement includes a CCB of 4.75% applicable to D-SIBs and a base level for the countercyclical capital buffer of 1.0%. APRA has also indicated that it expects that D-SIBs (including Westpac) will likely operate with a CET1 capital ratio above 11% in normal operating conditions under the new framework. Westpac will seek to operate with a CET1 capital ratio of between 11.0% and 11.5% (operating capital range) in normal operating conditions as measured under the new capital framework from 1 January 2023. Revised Public Disclosure Prudential Standard (APS 330) As part of the revised capital framework, APRA has introduced a transitional prudential standard for public disclosures, including Pillar 3 effective from 1 January 2023. This is so that ADIs may make public disclosures for quarterly periods ending from 1 January 2023 that are consistent with the new capital framework until APRA’s new public disclosure prudential standard becomes effective on 1 January 2025. Westpac will report under the revised transitional standard as part of the 31 March 2023 Pillar 3 report. 1 Noting that APRA may apply higher CET1 requirements for an individual ADI. 2 If an ADI’s CET1 ratio falls below the Total CET1 Requirement (at least 8%), it faces restrictions on the distribution of earnings, such as dividends, distribution payments on AT1 capital instruments and discretionary staff bonuses.

Pillar 3 report Capital overview Westpac Group December 2022 Pillar 3 Report | 9 Westpac’s capital adequacy ratios Westpac New Zealand Limited’s capital adequacy ratios % 31 December 2022 30 September 2022 31 December 2021 The Westpac Group at Level 2 Common equity Tier 1 capital ratio 11.1 11.3 12.2 Additional Tier 1 capital 2.1 2.1 2.2 Tier 1 capital ratio 13.2 13.4 14.4 Tier 2 capital 5.0 4.9 4.8 Total regulatory capital ratio 18.1 18.4 19.2 The Westpac Group at Level 1 Common equity Tier 1 capital ratio 11.1 11.3 12.4 Additional Tier 1 capital 2.2 2.2 2.2 Tier 1 capital ratio 13.3 13.6 14.6 Tier 2 capital 5.4 5.3 4.9 Total regulatory capital ratio 18.6 19.0 19.5% 31 December 2022 30 September 2022 31 December 2021 Westpac New Zealand Limited Common equity Tier 1 capital ratio 11.4 11.0 14.2 Additional Tier 1 capital 1.9 2.0 2.8 Tier 1 capital ratio 13.3 13.0 17.0 Tier 2 capital 0.9 0.9 2.0 Total regulatory capital ratio 14.2 13.9 19.0

Pillar 3 report
Capital overview

Capital requirements

This table shows RWA and associated capital requirements[1] for each risk type included in the regulatory assessment of Westpac's capital adequacy. More detailed disclosures on the prudential assessment of capital requirements are presented in the following sections of this report. Refer to the Executive summary for further commentary on RWA movements over the First Quarter 2023.

31 December 2022 $m	IRB Approach	Standardised Approach[2]	Total Risk Weighted Assets	Total Capital Required[1]
Credit risk				
Corporate	71,568	885	72,453	5,796
Business lending	29,895	725	30,620	2,450
Sovereign	2,462	1,668	4,130	330
Bank	4,835	70	4,905	392
Residential mortgages	151,384	2,706	154,090	12,327
Australian credit cards	3,923	-	3,923	314
Other retail	6,539	697	7,236	579
Small business	13,917	-	13,917	1,113
Specialised lending	59,717	437	60,154	4,812
Securitisation	7,241	-	7,241	579
Mark-to-market related credit risk[3]		5,245	5,245	420
Total	351,481	12,433	363,914	29,112
Market risk			10,626	850
Operational risk			56,945	4,556
Interest rate risk in the banking book			43,866	3,509
Other assets[4]			5,092	407
Total			480,443	38,434

30 September 2022 $m	IRB Approach	Standardised Approach[2]	Total Risk Weighted Assets	Total Capital Required[1]
Credit risk				
Corporate	72,688	880	73,568	5,885
Business lending	30,541	738	31,279	2,502
Sovereign	2,335	1,689	4,024	322
Bank	4,609	84	4,693	375
Residential mortgages	149,208	2,885	152,093	12,167
Australian credit cards	3,917	-	3,917	313
Other retail	6,726	717	7,443	595
Small business	13,991	-	13,991	1,119
Specialised lending	57,338	428	57,766	4,621
Securitisation	6,947	-	6,947	556
Mark-to-market related credit risk[3]	-	6,377	6,377	510
Total	348,300	13,798	362,098	28,965
Market risk			9,290	743
Operational risk			59,063	4,725
Interest rate risk in the banking book			42,782	3,423
Other assets[4]			4,387	351
Total			477,620	38,207

[1] Total capital required is calculated as 8% of total risk weighted assets.
[2] Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.
[3] Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.
[4] Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

10 | Westpac Group December 2022 Pillar 3 Report

Pillar 3 report
Capital overview

31 December 2021 $m	IRB Approach	Standardised Approach[2]	Total Risk Weighted Assets	Total Capital Required[1]
Credit risk				
Corporate	71,124	882	72,006	5,760
Business lending	32,570	698	33,268	2,661
Sovereign	2,411	1,382	3,793	303
Bank	4,606	80	4,686	375
Residential mortgages	146,377	3,500	149,877	11,990
Australian credit cards	4,011	-	4,011	321
Other retail	7,917	765	8,682	695
Small business	14,720	-	14,720	1,178
Specialised lending	56,903	376	57,279	4,582
Securitisation	5,968	-	5,968	477
Mark-to-market related credit risk[3]	-	5,483	5,483	439
Total	346,607	13,166	359,773	28,782
Market risk			9,202	736
Operational risk			56,214	4,497
Interest rate risk in the banking book			12,190	975
Other assets[4]			5,032	403
Total			442,411	35,393

[1] Total capital required is calculated as 8% of total risk weighted assets.
[2] Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.
[3] Mark-to-market related credit risk is measured under the standardised approach. It is also known as CVA risk.
[4] Other assets include cash items, unsettled transactions, fixed assets, and other non-interest earning assets.

Westpac GROUP
Westpac Group December 2022 Pillar 3 Report | 11

Pillar 3 report Credit risk exposures 12 | Westpac Group December 2022 Pillar 3 Report Leverage ratio The following table summarises Westpac’s leverage ratio. This has been determined using APRA’s definition of the leverage ratio as specified in APS110 Capital Adequacy. $ billion 31 December 2022 30 September 2022 30 June 2022 31 March 2022 Tier 1 Capital 63.4 63.9 61.1 61.7 Total Exposures 1,151.3 1,140.3 1,140.4 1,101.4 Leverage ratio 5.5% 5.6% 5.4% 5.6%

Pillar 3 report
Credit risk exposures

Summary credit risk disclosure

31 December 2022 $m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[3]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 3 months ended
Corporate	140,667	71,568	853	331	203	151	(37)
Business lending	54,963	29,895	611	296	264	126	12
Sovereign	232,293	2,462	2	2	-	-	-
Bank	21,078	4,835	6	6	-	-	-
Residential mortgages[1]	605,540	151,384	1,389	995	291	69	10
Australian credit cards[2]	15,090	3,923	156	123	59	29	26
Other retail	8,688	6,539	288	195	169	88	33
Small business	27,724	13,917	448	286	364	133	7
Specialised Lending	71,103	59,717	930	593	38	8	-
Securitisation	37,274	7,241	-	-	-	-	-
Standardised[4]	14,371	12,433	-	-	98	51	-
Total	1,228,791	363,914	4,683	2,827	1,486	655	51

30 September 2022 $m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[3]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 12 months ended
Corporate	147,497	72,688	900	333	292	196	384
Business lending	54,390	30,541	626	315	274	142	84
Sovereign	222,327	2,335	2	2	-	-	-
Bank	21,348	4,609	6	6	-	-	-
Residential mortgages[1]	596,833	149,208	1,405	1,011	248	67	30
Australian credit cards[2]	15,068	3,917	153	120	60	30	104
Other retail	8,972	6,726	292	194	182	94	105
Small business	28,129	13,991	448	286	326	136	37
Specialised Lending	68,552	57,338	858	557	29	10	1
Securitisation	36,322	6,947	-	-	-	-	-
Standardised[4]	14,603	13,798	-	-	103	51	-
Total	1,214,041	362,098	4,690	2,824	1,514	726	745

31 December 2021 $m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[3]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 3 months ended
Corporate	131,007	71,124	851	350	302	218	276
Business lending	53,029	32,570	631	358	303	153	22
Sovereign	221,413	2,411	2	2	-	-	-
Bank	20,580	4,606	6	6	-	-	-
Residential mortgages[1]	585,497	146,377	1,663	1,148	254	73	10
Australian credit cards[2]	15,407	4,011	151	121	56	30	27
Other retail	11,043	7,917	355	238	220	118	18
Small business	30,231	14,720	494	318	370	171	6
Specialised Lending	68,749	56,903	816	539	87	18	-
Securitisation	31,185	5,968	-	-	-	-	-
Standardised[4]	15,972	13,166	-	-	95	40	-
Total	1,184,113	359,773	4,969	3,080	1,687	821	359

[1] The above table reflects that at 31 December 2022, 30 September 2022 and 31 December 2021 Westpac applied a floor of 25% to its residential mortgage risk weights. This has resulted in an $8.8 billion increase to RWA at 31 December 2022, which was $0.8 billion higher than 30 September 2022 due to improved credit quality.

[2] The above table reflects that at 31 December 2022, 30 September 2022 and 31 December 2021 Westpac applied a floor of 26% to its Australian Credit Cards risk weights. This has resulted in a $0.5 billion increase in RWA at 31 December 2022, which was flat to 30 September 2022.

[3] Includes regulatory expected losses for defaulted and non-defaulted exposures.

[4] Includes mark-to-market related credit risk.

Westpac GROUP

Westpac Group December 2022 Pillar 3 Report | 13

Pillar 3 report
Credit risk exposures

Exposure at Default by major type

31 December 2022 $m	On balance sheet	Off-balance sheet Non-market related	Off-balance sheet Market related	Total Exposure at Default	Average 3 months ended[1]
Corporate	67,228	58,986	14,453	140,667	144,082
Business lending	41,219	13,744	-	54,963	54,677
Sovereign	177,522	1,537	53,234	232,293	227,309
Bank	11,571	1,647	7,860	21,078	21,213
Residential mortgages	523,220	82,320	-	605,540	601,186
Australian credit cards	6,310	8,780	-	15,090	15,079
Other retail	6,116	2,572	-	8,688	8,830
Small business	20,842	6,882	-	27,724	27,927
Specialised lending	57,875	12,782	446	71,103	69,828
Securitisation[2]	29,431	7,799	44	37,274	36,798
Standardised	10,836	992	2,543	14,371	14,487
Total	952,170	198,041	78,580	1,228,791	1,221,416

30 September 2022 $m	On balance sheet	Off-balance sheet Non-market related	Off-balance sheet Market related	Total Exposure at Default	Average 12 months ended[3]
Corporate	67,749	55,616	24,132	147,497	135,654
Business lending	41,223	13,167	-	54,390	53,473
Sovereign	167,403	1,560	53,364	222,327	217,545
Bank	11,081	1,479	8,788	21,348	21,332
Residential mortgages	515,283	81,550	-	596,833	588,235
Australian credit cards	6,128	8,940	-	15,068	15,246
Other retail	6,434	2,538	-	8,972	10,296
Small business	21,428	6,701	-	28,129	29,576
Specialised lending	56,370	11,902	280	68,552	69,429
Securitisation[2]	28,989	7,288	45	36,322	33,524
Standardised	10,929	974	2,700	14,603	15,275
Total	933,017	191,715	89,309	1,214,041	1,189,585

31 December 2021 $m	On balance sheet	Off-balance sheet Non-market related	Off-balance sheet Market related	Total Exposure at Default	Average 3 months ended[4]
Corporate	57,899	60,629	12,479	131,007	130,625
Business lending	38,535	14,494	-	53,029	52,725
Sovereign[5]	165,638	1,759	54,016	221,413	188,860
Bank	12,248	1,568	6,764	20,580	20,932
Residential mortgages	506,258	79,239	-	585,497	583,816
Australian credit cards	6,245	9,162	-	15,407	15,401
Other retail	8,117	2,926	-	11,043	11,281
Small business	23,159	7,072	-	30,231	30,554
Specialised lending	54,766	12,787	1,196	68,749	67,740
Securitisation[2]	23,303	7,792	90	31,185	30,873
Standardised	11,742	1,023	3,207	15,972	16,326
Total	907,910	198,451	77,752	1,184,113	1,149,133

[1] Average is based on exposures as at 31 December 2022 and 30 September 2022.
[2] The EAD associated with securitisations is for the banking book only.
[3] Average is based on exposures as at 30 September 2022, 30 June 2022, 31 March 2022, 31 December 2021 and 30 September 2021.
[4] Average is based on exposures as at 31 December 2021 and 30 September 2021.
[5] Westpac has restated the 31 December 2021 sovereign EAD. The restatement increases sovereign EAD. It does not have a material impact on RWA, or capital ratios and no other metrics have been impacted. Refer to the June 2022 Pillar 3 report for further details.

14 | Westpac Group December 2022 Pillar 3 Report

Pillar 3 report
Credit risk exposures

Loan impairment provisions

All Individually Assessed Provisions (IAPs) raised under Australian Accounting Standards (AAS) are classified as specific provisions in accordance with APS 220 Credit Risk Management. All Collectively Assessed Provisions (CAPs) raised under AAS are either classified into specific provisions or a General Reserve for Credit Loss (GRCL).

31 December 2022	A-IFRS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions			
for impaired loans	398	257	655
for defaulted but not impaired loans	-	724	724
For Stage 2	-	2,005	2,005
Total Specific Provision[1]	398	2,986	3,384
General Reserve for Credit Loss[1]	-	1,408	1,408
Total provisions for ECL	398	4,394	4,792

30 September 2022	A-IFRS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions			
for impaired loans	452	274	726
for defaulted but not impaired loans	-	673	673
For Stage 2	-	2,188	2,188
Total Specific Provision[1]	452	3,135	3,587
General Reserve for Credit Loss[1]	-	1,048	1,048
Total provisions for ECL	452	4,183	4,635

31 December 2021	A-IFRS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions			
for impaired loans	528	293	821
for defaulted but not impaired loans	-	711	711
For Stage 2	-	1,780	1,780
Total Specific Provision[1]	528	2,784	3,312
General Reserve for Credit Loss[1]	-	1,454	1,454
Total provisions for ECL	528	4,238	4,766

[1] Provisions classified according to APRA's letter dated 4 July 2017 "Provisions for regulatory purposes and AASB 9 financial instruments".

Westpac GROUP
Westpac Group December 2022 Pillar 3 Report | 15

Pillar 3 report
Credit risk exposures

Impaired and past due loans

The following tables disclose the crystallisation of credit risk as impairment and loss. Analysis of exposures defaulted not impaired, impaired loans, related provisions and actual losses are broken down by concentrations reflecting Westpac's asset categories.

31 December 2022 $m	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 3 months ended
Corporate	215	203	151	74%	(37)
Business lending	1,175	264	126	48%	12
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	3,623	291	69	24%	10
Australian credit cards	-	59	29	49%	26
Other retail	-	169	88	52%	33
Small business	600	364	133	37%	7
Specialised lending	601	38	8	21%	-
Securitisation	-	-	-	-	-
Standardised	78	98	51	52%	-
Total	6,292	1,486	655	44%	51

30 September 2022 $m	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 12 months ended
Corporate	150	292	196	67%	384
Business lending	1,175	274	142	52%	84
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	3,576	248	67	27%	30
Australian credit cards	-	60	30	50%	104
Other retail	-	182	94	52%	105
Small business	557	326	136	42%	37
Specialised lending	549	29	10	34%	1
Securitisation	-	-	-	-	-
Standardised	72	103	51	50%	-
Total	6,079	1,514	726	48%	745

31 December 2021 $m	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 3 months ended
Corporate	139	302	218	72%	276
Business lending	1,016	303	153	50%	22
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	4,497	254	73	29%	10
Australian credit cards	-	56	30	54%	27
Other retail	-	220	118	54%	18
Small business	527	370	171	46%	6
Specialised lending	436	87	18	21%	-
Securitisation	-	-	-	-	-
Standardised	83	95	40	42%	-
Total	6,698	1,687	821	49%	359

[1] Includes items past 90 days not impaired.

16 | Westpac Group December 2022 Pillar 3 Report

Pillar 3 report Securitisation Westpac Group December 2022 Pillar 3 Report | 17 Banking book summary of securitisation activity by asset type For the 3 months ended 31 December 2022 Amount Recognised gain or $m securitised loss on sale Residential mortgages 7,157 - Credit cards - - Auto and equipment finance - - Business lending - - Investments in ABS - - Other - - Total 7,157 - For the 12 months ended 30 September 2022 Amount Recognised gain or $m securitised loss on sale Residential mortgages 46,995 - Credit cards - - Auto and equipment finance - - Business lending - - Investments in ABS - - Other - - Total 46,995 - For the 3 months ended 31 December 2021 Amount Recognised gain or $m securitised loss on sale Residential mortgages 11,800 - Credit cards - - Auto and equipment finance - - Business lending - - Investments in ABS - - Other - - Total 11,800 -

Pillar 3 report
Securitisation

Banking book summary of on and off-balance sheet securitisation by exposure type

31 December 2022 $m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	7,061	37	7,099
Liquidity facilities	-	-	280	280
Funding facilities	4,910	-	747	5,657
Underwriting facilities	-	-	-	-
Lending facilities	2,141	-	325	2,466
Warehouse facilities	15,318	-	6,454	21,772
Total	22,369	7,061	7,843	37,274

30 September 2022 $m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	7,054	35	7,089
Liquidity facilities	-	-	250	250
Funding facilities	4,816	-	912	5,728
Underwriting facilities	-	-	-	-
Lending facilities	2,442	-	308	2,750
Warehouse facilities	14,678	-	5,827	20,505
Total	21,936	7,054	7,332	36,322

31 December 2021 $m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	7,595	38	7,633
Liquidity facilities	-	-	312	312
Funding facilities	3,331	-	1,218	4,550
Underwriting facilities	-	-	-	-
Lending facilities	956	-	288	1,244
Warehouse facilities	11,420	-	6,026	17,446
Total	15,708	7,595	7,882	31,185

18 | Westpac Group December 2022 Pillar 3 Report
Westpac GROUP

Pillar 3 report
Securitisation

Trading book summary of on and off-balance sheet securitisation by exposure type[1]

31 December 2022 $m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	433	-	433
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	35	35
Other derivatives	-	-	10	10
Total	-	433	45	478

30 September 2022 $m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	473	-	473
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	32	32
Other derivatives	-	-	13	13
Total	-	473	45	518

31 December 2021 $m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	218	-	218
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	79	79
Other derivatives	-	-	11	11
Total	-	218	90	308

[1] EAD associated with trading book securitisation is not included in EAD by major type on page 14. Trading book securitisation exposure is captured and risk weighted under APS116 Capital Adequacy: Market Risk.

Westpac GROUP
Westpac Group December 2022 Pillar 3 Report | 19

Pillar 3 report
Liquidity Coverage Ratio

Liquidity Coverage Ratio (LCR)

Westpac's average LCR for the quarter was 139% (30 September 2022: 132%) and continues to be comfortably above the regulatory minimum of 100%. The increase was mainly driven by the removal of the net cash outflows overlay on the 1st September 2022 partially offset by a decrease in Liquid assets.

Liquid assets included in the LCR comprise High Quality Liquid Assets (HQLA), the Committed Liquidity Facility (CLF) offered by the Reserve Bank of Australia and additional qualifying RBNZ securities. In September 2021, APRA announced it expects ADIs subject to the LCR to reduce their CLF usage to zero by the end of 2022, subject to financial market conditions. The facility reduction is in four phases, the first three having occurred on 1 January 2022, 1 May 2022 and 1 September 2022 and the last occurred on 1 January 2023 (reducing by $9.25 billion on each date).

Westpac's portfolio of HQLA averaged $176.5 billion over the quarter[1] (30 September 2022: $175.2 billion).

Funding is sourced from retail, small business, corporate and institutional customer deposits and wholesale funding. Westpac seeks to minimise the outflows associated with this funding by targeting customer deposits with lower LCR outflow rates and actively manages the maturity profile of its wholesale funding portfolio. Westpac maintains a buffer over the regulatory minimum of 100%.

Effective 1 September 2022, APRA removed the liquidity add-on imposed for breaching APS210 as the remediation met APRA's requirements for removal.

$m	31 December 2022 Total unweighted	31 December 2022 Total weighted value	30 September 2022 Total unweighted	30 September 2022 Total weighted value
Liquid assets, of which:				
1 High-quality liquid assets (HQLA)		176,451		175,177
2 Alternative liquid assets (ALA)		9,250		15,512
3 Reserve Bank of New Zealand (RBNZ)		3,040		418
Cash Outflows				
4 Retail deposits and deposits from small business customers, of which:	317,759	28,390	318,760	28,683
5 Stable deposits	155,666	7,783	156,433	7,822
6 Less stable deposits	162,093	20,607	162,327	20,861
7 Unsecured wholesale funding, of which:	179,588	83,461	179,665	85,563
8 Operational deposits (all counterparties) and deposits in networks for cooperative banks	75,820	18,888	70,155	17,473
9 Non-operational deposits (all counterparties)	90,014	50,819	96,535	55,115
10 Unsecured debt	13,754	13,754	12,975	12,975
11 Secured wholesale funding		-		-
12 Additional requirements, of which:	205,521	27,517	204,823	27,228
13 Outflows related to derivatives exposures and other collateral requirements	10,826	10,826	10,174	10,174
14 Outflows related to loss of funding on debt products	289	289	819	819
15 Credit and liquidity facilities	194,406	16,402	193,830	16,235
16 Other contractual funding obligations	8,193	5,401	6,320	3,261
17 Other contingent funding obligations	41,943	3,578	45,855	3,957
18 Total cash outflows		**148,347**		**148,692**
Cash inflows				
19 Secured lending (e.g. reverse repos)	5,661	-	5,147	-
20 Inflows from fully performing exposures	8,195	4,468	9,187	5,588
21 Other cash inflows	8,556	8,556	7,058	7,058
22 Total cash inflows	**22,412**	**13,024**	**21,392**	**12,646**
23 Total liquid assets		**188,741**		**191,107**
24 Total net cash outflows		**135,323**		**145,297**
24.1 Net cash outflows overlay		**-**		**9,251**
25 Liquidity Coverage Ratio (%)		**139%**		**132%**
Number of data points used		63		65

[1] Calculated as a simple average of the daily observations over the quarter.

20 | Westpac Group December 2022 Pillar 3 Report
Westpac GROUP

Pillar 3 report

Appendix I - APS330 quantitative requirements

The following table cross-references the quantitative disclosure requirements of APS330 to the quantitative disclosures made in this report.

APS330 reference		Westpac disclosure	Page
General Requirements			
Paragraph 49		Tier 1 capital, total exposures and leverage ratio	12
Attachment C			
Table 3: Capital Adequacy	(a) to (e)	Capital requirements	10
	(f)	Westpac's capital adequacy ratios	9
		Capital adequacy ratios of major subsidiary banks	9
Table 4: Credit Risk - general disclosures	(a)	Exposure at Default by major type	14
	(b)	Impaired and past due loans	16
	(c)	General reserve for credit loss	15
Table 5: Securitisation exposures	(a)	Banking Book summary of securitisation activity by asset type	17
	(b)	Banking Book summary of on and off-balance sheet securitisation by exposure type	18
		Trading Book summary of on and off-balance sheet securitisation by exposure type	19
Attachment F			
Table 20: Liquidity Coverage Ratio disclosure template		Liquidity Coverage Ratio disclosure	20

Exchange rates

The following exchange rates were used in this report and reflect spot rates for the period end.

$	31 December 2022	30 September 2022	31 December 2021
USD	0.6778	0.6491	0.7261
GBP	0.5623	0.5841	0.5377
NZD	1.0704	1.1355	1.0627
EUR	0.6360	0.6620	0.6411

Westpac GROUP

Westpac Group December 2022 Pillar 3 Report | 21

Pillar 3 report Disclosure regarding forward-looking statements 22 | Westpac Group December 2022 Pillar 3 Report The information contained in this report contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements that are not historical facts. Forward-looking statements appear in a number of places in this report and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, macro and micro economic and market conditions, results of operations and financial condition, capital adequacy and risk management, including, without limitation, future loan loss provisions and financial support to certain borrowers, forecasted economic indicators and performance metric outcomes, indicative drivers, climate- and other sustainability- related statements, commitments, targets, projections and metrics, and other estimated and proxy data. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘f’cast’, ‘f’, ‘assumption’, ‘projection’, ‘target,’ goal’, ‘guidance’, ‘ambition’ or other similar words are used to identify forward-looking statements, or otherwise identify forward-looking statements. These forward-looking statements reflect Westpac’s current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond Westpac’s control (and the control of Westpac’s officers, employees, agents and advisors), and have been made based on management’s expectations or beliefs concerning future developments and their potential effect upon Westpac. Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this report. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this report. There can be no assurance that future developments or performance will align with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those we expect or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the section titled ‘Risk Factors’ in Westpac’s 2022 Annual Report. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider such factors and other uncertainties and events. Except as required by law, Westpac assumes no obligation to revise or update any forward-looking statements in this report, whether from new information, future events, conditions or otherwise, after the date of this report.